

April 20, 2012

<u>Via E-mail</u>
Mr. Paul Williams
Chief Executive Officer
Eagle Ford Oil & Gas Corp.
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

   Re: Eagle Ford Oil & Gas Corp.
     Form 8-K
     Filed April 17, 2012
     File No. 000-51656

Dear Mr. Williams:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed April 17, 2012</u>

1. Please expand your disclosure with regard to whether there were any disagreements with the former accountant to include coverage of the subsequent interim period preceding the former accountant's dismissal. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2. Please expand your disclosure with regard to reportable events to include coverage of the subsequent period preceding the former accountant's dismissal. Refer to Item 304(a)(1)(v) of Regulation S-K.

3. We note your disclosure indicating you have engaged RBSM LLP as your independent registered public accounting firm for your "fiscal years ended December 31, 2009 and 2010." Please clarify in your filing whether you are intending to obtain a re-audit for the periods audited by GBH CPAs, PC or whether the reference to these fiscal years is a typographical error.

Paul Williams
Eagle Ford Oil & Gas Corp.
April 20, 2012
Page 2

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief